Mail Stop 3561

October 8, 2009

Min-Tan Yang
Chief Executive Officer
Kid Castle Educational Corporation
8th Floor
No. 98 Min Chuan Road
Hsien Tien, Taipei, Taiwan ROC
Taipei, Taiwan

> **Re:** **Kid Castle Educational Corporation**
> **Amendment No. 1 to Schedule 13E-3**
> **Filed September 9, 2009**
> **File No. 005-82412**
>
> **Amendment No. 1 to Preliminary Information**
>   **Statement on Schedule 14C**
> **Filed September 9, 2009**
> **File No. 333-39629**

Dear Mr. Yang:

      We have reviewed your letter dated August 31, 2009 in response to our comment letter dated July 17, 2009 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 13E-3

General

1.   Instead of providing disclosure as to Mr. Yang in the Schedule 13E-3 only, please revise the Information Statement to provide the disclosure as to him required by Schedule 13E-3 in the disclosure document that will be transmitted to your shareholders. See Exchange Act Rule 13e-3(e).

2.   We reviewed your response to comment one in our letter dated July 17, 2009 and reissue this comment in part. Please revise the cover page of your Schedule 13E-3 to include Mr. Yang as a filing person. Please also disclose the information required by Item 1013(d) of Regulation M-A and Instruction 3 thereto.

3.   We reviewed your response to comment two in our letter dated July 17, 2009 and reissue this comment in part. While we note your response, especially your statement in the last sentence of the penultimate paragraph of your response to comment 22 that Mr. Yang has adopted the analysis of the Independent Committee, your revised disclosure does not indicate that Mr. Yang based his fairness determination on the analysis of the factors undertaken by the Independent Committee and/or your financial advisor. If Mr. Yang adopted the recommendation and analysis of the Independent Committee and/or your financial advisor in reaching his determination, please revise your disclosure to so state. If Mr. Yang conducted his own analysis, please discuss the factors he considered, as your disclosure does not discuss any of the factors the Board considered, and address whether Mr. Yang considered the factors identified in Item 1014 of Regulation M-A in arriving at his fairness determination.

Signatures

4.   Please ensure that your Schedule 13E-3 is dated as of the date you and Mr. Yang executed it. Currently, the dates are blank.

Preliminary Information Statement on Schedule 14C

Summary Term Sheet, page 2

Potential Advantages of the Transaction, page 8

5.   We reviewed your new disclosure at the top of page 5 that "the number of minority shareholders has been reduced." Please revise to state that the number of minority shareholders will be reduced or tell us why it is not appropriate to do so.

Financing for the Transaction, page 8

6.   We reviewed your response to comment 15 in our letter dated July 17, 2009 and reissue this comment. Please revise your disclosure to consistently disclose the cash consideration to be paid in lieu of fractional shares and the expenses you expect to incur in connection with the transaction. In this regard, we note that your response and elsewhere in your disclosure document you state that the $303,000 estimate only relates to the payment of the cash consideration; however,

disclosure on pages 8 and 15 suggests that the $303,000 includes "and other costs of the Transaction" or "professional fees and other expenses."

Special Factors, page 12

Purpose of and Reasons for the Transaction, page 12

Previous Consideration; Revised Proposal and Appointment of Independent …, page 13

7.   We reviewed your response to comment 20 in our letter dated July 17, 2009. Please revise your disclosure to explain how the special committee originally determined to utilize a cash out price of $.18 per share. Please also specifically state that the cash out price previously recommended on April 2, 2009 is the same as the cash out price in the current transaction and explain why the independent committee determined to utilize the same price. With a view to understanding how your independent committee determined to continue to utilize a cash out price of $.18 per share, please include more detail about the discussions of the Independent Committee, the Board, its members, your management and Polaris Securities, as applicable, relating to the determination that the cash out price of $0.18 per share should remain unchanged even though the range of the value of the company's common stock had increased from $0.14 – $0.16 to $0.16 – $0.184. In addition, we note your new disclosure under the heading "Purpose of and Reasons for the Transaction" on page 12 that "the price of the Company's common stock has not adequately reflected the value of the Company or its performance since the Company's share exchange transaction in 2002."

Independent Committee Deliberations and Fairness, page 20

8.   We reviewed your response to comment 22 in our letter dated July 17, 2009 and reissue this comment in part. The revised disclosure does not appear to include a discussion of Item 1014(c) and (d) or clause (vi) of Instruction 2 to Item 1014 of Regulation M-A. If the independent committee or the financial advisor did not consider one or more of these factors, state that and explain why the factor(s) were not deemed material or relevant. For example, we note your discussion of the procedural safeguards you considered on page 21. Please also acknowledge that you have not structured this transaction so that approval of at least a majority of unaffiliated security holders is required or that an unaffiliated representative was retained. In doing so, explain how you determined the transaction to be procedurally fair notwithstanding your decision not to implement these procedural safeguards.

9.   We reviewed your response to comment 25 in our letter dated July 17, 2009 and
        reissue this comment. Please revise your disclosure to discuss the Independent
        Committee's determination as to the fairness of the reverse stock split ratio.

10.   We note the revisions you have made to this section in response to comment 21 in
        our letter dated July 17, 2009 and your indication in the first sentence under this
        heading that the "Independent Committee met on March 16…" We presume that
        you meant to refer to the "Special Committee" as your disclosure on page 13
        indicates that the Independent Committee was not formed until June 2, 2009.
        Please revise to clarify or, in the alternative, remove this reference to the extent it
        is not relevant to this discussion.

11.   Please elaborate upon your indication on page 21 that you considered the
        historical market prices of the company. While we note your response to
        comment 24 in our letter dated July 17, 2009, that the Independent Committee has
        considered the fact that your shares have traded above $.018 during the last year,
        you do not acknowledge that fact here. Please do so and discuss how you arrived
        at your determination of the fairness of the transaction notwithstanding the fact
        that the consideration you are offering is less than what your shares have traded at
        during the last year.

Valuation Report of Polaris Securities, page 23

12.   We reviewed your response to comment 32 in our letter dated July 17, 2009.
        Please disclose that the valuation report of Polaris Securities provided to the
        Independent Committee during its deliberations, which deliberations were
        subsequently adopted by the Board, contained a mathematical error in the
        valuation range and disclose the range considered by the Independent Committee
        and the actual range subsequently provided in the final report and include the date
        the revised report was provided. Please also disclose whether the Independent
        Committee or the Board considered if subsequent deliberations were necessary in
        light of the error in the valuation report and, if not, why not.

Reservation, page 41

13.   We reviewed your response to comment 17 in our letter dated July 17, 2009 and
        reissue this comment. We note that you revised your disclosure to indicate that
        the board would only abandon the transaction if there is a material change in the
        company's value or prospects. Please disclose more specifically how the board
        will assess whether a material change in the company's value or prospects has
        occurred prior to the filing of the necessary amendments to your articles of
        incorporation with the Secretary of State of the State of Florida, particularly in

light of the fact that the independent committee will not have a role in any decision to abandon the transaction.

Cautionary Statement Regarding Forward-Looking Statements, page 42

14.   We reviewed your response to comment 41 in our letter dated July 17, 2009 and reissue this comment. We note your response that you revised the language under this heading in light of our comment but we were unable to locate your revised disclosure. Please revise or advise.

Summary Financial Information, page 46

15.   We reviewed your response to comment 44 in our letter dated July 17, 2009 and reissue this comment in part. We note the pro forma data for the balance sheet data on page 48 but we were unable to locate pro forma information for the data set forth on page 47. Please revise or advise.

* * * * *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Catherine Brown, Staff Attorney, at (202) 551-3513, Perry Hindin, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3444, Mara Ransom, Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Carter Mackley
        K&L Gates LLP
        Via Facsimile